                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*

                             RED BRICK SYSTEMS, INC.
                             -----------------------
                                (NAME OF ISSUER)


                         COMMON STOCK, $.0001 PAR VALUE
                         PREFERRED SHARE PURCHASE RIGHTS
                         -------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    756422101
                                 --------------
                                 (CUSIP NUMBER)


                                RICHARD J. LAMPEN
                   EXECUTIVE VICE PRESIDENT & GENERAL COUNSEL
                             NEW VALLEY CORPORATION
                       100 S.E. SECOND STREET, 32ND FLOOR
                                 MIAMI, FL 33131
                                 (305) 579-8000
               ---------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                               SEPTEMBER 25, 1998
             ------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 17 Pages

-------------------------                             --------------------------

CUSIP NO. 756422101                                       PAGE 2 OF 17 PAGES

-------------------------                             --------------------------




================================================================================
               Name of Reporting Person
      1        S.S. or I.R.S. Identification No. of Above Person
                                  NEW VALLEY CORPORATION
--------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group
               (See Instructions)                                       (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
      3        SEC Use Only

--------------------------------------------------------------------------------
      4        Source of Funds (See Instructions)                     WC, OO

--------------------------------------------------------------------------------
      5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
      6        Citizenship or Place of Organization
                                                                     Delaware
================================================================================
                              7    Sole Voting Power

                                           609,015
                           -----------------------------------------------------
                              8    Shared Voting Power

                                            - 0 -
                           -----------------------------------------------------
    Number of Shares          9    Sole Dispositive Power
  Beneficially Owned by
  Each Reporting Person                    609,015
          With             -----------------------------------------------------
                             10    Shared Dispositive Power
                                            - 0 -
================================================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                        609,015

--------------------------------------------------------------------------------
      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
                                                                            [ ]
--------------------------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)
                                                                       4.85%
--------------------------------------------------------------------------------
      14        Type of Reporting Person (See Instructions)              CO

================================================================================

-------------------------                             --------------------------

CUSIP NO. 756422101                                       PAGE 3 OF 17 PAGES

-------------------------                             --------------------------




================================================================================
               Name of Reporting Person
      1        S.S. or I.R.S. Identification No. of Above Person
                                  NEW VALLEY HOLDINGS, INC.
--------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group
               (See Instructions)                                       (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
      3        SEC Use Only

--------------------------------------------------------------------------------
      4        Source of Funds (See Instructions)                     N/A

--------------------------------------------------------------------------------
      5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
      6        Citizenship or Place of Organization
                                                                     Delaware
================================================================================
                              7    Sole Voting Power

                                          - 0 -
                           -----------------------------------------------------
                              8    Shared Voting Power

                                          - 0 -
                           -----------------------------------------------------
    Number of Shares          9    Sole Dispositive Power
  Beneficially Owned by
  Each Reporting Person                   - 0 -
          With             -----------------------------------------------------
                             10    Shared Dispositive Power
                                          - 0 -
================================================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                          - 0 -

--------------------------------------------------------------------------------
      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
                                                                            [X]
--------------------------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)
                                                                     0%
--------------------------------------------------------------------------------
      14        Type of Reporting Person (See Instructions)        CO; HC

================================================================================

-------------------------                             --------------------------

CUSIP NO. 756422101                                       PAGE 4 OF 17 PAGES

-------------------------                             --------------------------




================================================================================
               Name of Reporting Person
      1        S.S. or I.R.S. Identification No. of Above Person
                                  BGLS INC.
--------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group
               (See Instructions)                                       (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
      3        SEC Use Only

--------------------------------------------------------------------------------
      4        Source of Funds (See Instructions)                     N/A

--------------------------------------------------------------------------------
      5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
      6        Citizenship or Place of Organization
                                                                     Delaware
================================================================================
                              7    Sole Voting Power

                                          - 0 -
                           -----------------------------------------------------
                              8    Shared Voting Power

                                          - 0 -
                           -----------------------------------------------------
    Number of Shares          9    Sole Dispositive Power
  Beneficially Owned by
  Each Reporting Person                   - 0 -
          With             -----------------------------------------------------
                             10    Shared Dispositive Power
                                          - 0 -
================================================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                          - 0 -

--------------------------------------------------------------------------------
      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
                                                                            [X]
--------------------------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)
                                                                     0%
--------------------------------------------------------------------------------
      14        Type of Reporting Person (See Instructions)        CO; HC

================================================================================

-------------------------                             --------------------------

CUSIP NO. 756422101                                       PAGE 5 OF 17 PAGES

-------------------------                             --------------------------




================================================================================
               Name of Reporting Person
      1        S.S. or I.R.S. Identification No. of Above Person
                                  BROOKE GROUP LTD.
--------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group
               (See Instructions)                                       (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
      3        SEC Use Only

--------------------------------------------------------------------------------
      4        Source of Funds (See Instructions)                     N/A

--------------------------------------------------------------------------------
      5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
      6        Citizenship or Place of Organization
                                         Delaware
================================================================================
                              7    Sole Voting Power

                                          - 0 -
                           -----------------------------------------------------
                              8    Shared Voting Power

                                          - 0 -
                           -----------------------------------------------------
    Number of Shares          9    Sole Dispositive Power
  Beneficially Owned by
  Each Reporting Person                   - 0 -
          With             -----------------------------------------------------
                             10    Shared Dispositive Power
                                          - 0 -
================================================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                          - 0 -
--------------------------------------------------------------------------------
      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
                                                                            [X]
--------------------------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)
                                                                     0%
--------------------------------------------------------------------------------
      14        Type of Reporting Person (See Instructions)        CO; HC

================================================================================

-------------------------                             --------------------------

CUSIP NO. 756422101                                       PAGE 6 OF 17 PAGES

-------------------------                             --------------------------


================================================================================
               Name of Reporting Person
      1        S.S. or I.R.S. Identification No. of Above Person
                                  BENNETT S. LEBOW
--------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group
               (See Instructions)                                       (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
      3        SEC Use Only

--------------------------------------------------------------------------------
      4        Source of Funds (See Instructions)                     PF

--------------------------------------------------------------------------------
      5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
      6        Citizenship or Place of Organization
                                       United States
================================================================================
                              7    Sole Voting Power

                                          25,000
                           -----------------------------------------------------
                              8    Shared Voting Power

                                          - 0 -
                           -----------------------------------------------------
    Number of Shares          9    Sole Dispositive Power
  Beneficially Owned by
  Each Reporting Person                   25,000
          With             -----------------------------------------------------
                             10    Shared Dispositive Power
                                          - 0 -
================================================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                          25,000
--------------------------------------------------------------------------------
      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
                                                                            [X]
--------------------------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)
                                                                    0.20%
--------------------------------------------------------------------------------
      14        Type of Reporting Person (See Instructions)          IN

================================================================================

ITEM 1.  SECURITY AND ISSUER.

         This Schedule relates to the Common Stock, par value $.0001 per share, and associated Preferred Share Purchase Rights ("Common Stock"), of Red Brick Systems, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is: 485 Alberto Way, Los Gatos, California 95032, (408) 399-3200.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule is being filed by the following persons:

             (i) New Valley Corporation ("New Valley"), a Delaware corporation in which New Valley Holdings, Inc. ("N.V. Holdings") holds approximately 41.5% of the common stock and approximately 57.7% of the Class A Preferred Stock and in which BGLS Inc. ("BGLS") holds approximately 9.0% of the Class B Preferred Stock and approximately 0.2% of the common stock;

             (ii) N.V. Holdings, a Delaware corporation, which is a wholly-owned subsidiary of BGLS;

             (iii) BGLS, a Delaware corporation, which is a wholly-owned subsidiary of Brooke Group Ltd. ("BGL");

             (iv) BGL, a Delaware corporation, in which Bennett S. LeBow is the direct or indirect owner of 43.1% of the common stock; and

             (v)   Bennett S. LeBow.

         Each of the persons listed in (i) to (v) above is hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons". The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 634,015 shares of Common Stock (collectively, the "Securities") or approximately 5.05% of the outstanding shares of the Common Stock within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

         The filing of this Schedule shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule except for the securities stated herein to be beneficially owned by such Reporting Person or that the Reporting Persons are acting as a group within the meaning of Section 13(d)(3) of the Act.

         (b),(c) New Valley is engaged, through Ladenburg Thalmann & Co. Inc., in the investment banking and brokerage business; through BrookeMil Ltd. and Western Realty Development LLC, in real estate development in Russia; through its New Valley Realty division, in the ownership and management of commercial real estate in the United States; through its 73% interest in Thinking Machines Corporation ("Thinking Machines"), in the computer software business; and in the acquisition of operating companies.










                               Page 7 of 17 Pages

         BGL is a holding company for a number of businesses. BGL is principally engaged, through its subsidiary Liggett Group Inc., in the manufacture and sale of cigarettes in the United States; through its subsidiary Brooke (Overseas) Ltd., in the manufacture and sale of cigarettes in Russia; and through its investment in New Valley, in the investment banking and brokerage business, in real estate development in Russia, in the ownership and management of commercial real estate in the United States, in the computer software business, and in the acquisition of operating companies. BGLS is a holding company for various businesses of BGL, including N.V. Holdings which holds an approximate 57.7% interest in New Valley's senior preferred shares and an approximate 42% voting interest in New Valley. Mr. LeBow is the Chairman of the Board, President and Chief Executive Officer of BGL, BGLS and N.V. Holdings and Chairman of the Board and Chief Executive Officer of New Valley, and holds various positions with BGL's subsidiary companies. A list of directors and executive officers of each of BGL, BGLS, N.V. Holdings and New Valley is attached hereto as Exhibit A. The principal business address and the principal office address of each of BGL, BGLS and New Valley and, except as otherwise indicated, their respective directors and executive officers and the business address of Mr. LeBow is 100 S.E. Second Street, Miami, Florida 33131. The principal business address and principal office address of N.V. Holdings and, except as otherwise indicated, its directors and executive officers is 204 Plaza Centre, 3505 Silverside Road, Wilmington, Delaware 19810.

         (d),(e) None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed in Schedule A, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. LeBow is a citizen of the United States of America, and, to the best knowledge of the Reporting Persons, each of the persons named in Schedule A is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price for the Securities acquired by New Valley, including shares acquired by its wholly-owned subsidiary Alki Corp. ("Alki"), a Delaware corporation, was approximately $1,428,000. These Securities were purchased with New Valley's working capital and funds that Alki borrowed pursuant to a margin account in the regular course of business with Bear Stearns & Co. A copy of the form of margin agreement with Bear Stearns & Co. is incorporated by reference as Exhibit B hereto. The aggregate purchase price for the Securities acquired by Mr. LeBow was approximately $67,000. These Securities were purchased with Mr. LeBow's personal funds.

ITEM 4.  PURPOSE OF TRANSACTIONS.

         The Reporting Persons have acquired the Securities because, in their opinion, such Securities are undervalued by the market at the present time. The Securities were also acquired with a view towards the Reporting Persons influencing material business decisions relating to the future of the Company. In particular, the Reporting Persons are considering proposing to the Company a potential business combination which may involve the Company, Thinking Machines, New Valley's 73% owned subsidiary, and other computer software companies. The Reporting Persons will monitor developments at the Company on a continuing basis, and may communicate with members of management of the Company, with other shareholders or potential shareholders of the Company and with other computer software




                               Page 8 of 17 Pages
companies concerning a proposed business combination involving Thinking Machines and the Company or other matters relating to the Company.

         Any of the Reporting Persons may acquire additional shares of Common Stock or other securities of the Company (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise. Alternatively, each Reporting Person reserves the right to dispose or cause the disposal of some or all of the Securities in the open market, in privately negotiated transactions or otherwise. In addition, each Reporting Person may purchase or sell options on securities of the Company and may have a short position in such securities. The possible activities of the Reporting Persons are subject to change at any time.

         Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Reporting Persons may be deemed to be acting as a group, within the meaning of Section 13(d)(3) of the Act, beneficially owning, in the aggregate, 634,015 shares of Common Stock of the Company, which constituted approximately 5.05% of the 12,556,159 shares of Common Stock outstanding as of July 31, 1998 (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).

         (b) With respect to the 609,015 shares of Common Stock acquired by New Valley, New Valley exercises both sole voting power and sole dispositive power. Since Mr. LeBow is the direct or indirect owner of 43.1% of the common stock of BGL, which in turn controls BGLS, which in turn controls N.V. Holdings, which in turn holds an approximate 57.7% interest in New Valley's senior preferred shares and an approximate 42% voting interest in New Valley, each of these Reporting Persons may be deemed to exercise both voting power and dispositive power with respect to such shares.

         Bennett S. LeBow exercises both sole voting power and dispositive power over the 25,000 shares of Common Stock beneficially owned by him.

         Under the definition of "beneficial ownership" in Rule 13d-3 promulgated under the Act, each of the Reporting Persons may be deemed to beneficially own the Securities owned by each other Reporting Person since Mr. LeBow is the direct or indirect owner of 43.1% of the common stock of BGL, which in turn owns 100% of the capital stock of BGLS, which in turn owns 100% of the capital stock of N.V. Holdings, which in turn holds an approximate 57.7% interest in New Valley's senior preferred shares and an approximate 42% voting interest in New Valley. The filing of this Schedule and the disclosure of this information shall not be construed as an admission that any of the Reporting Persons other than New Valley is the beneficial owner of any of the Securities owned by New Valley either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Under the definition of "beneficial ownership," it is also possible that members of the Board of Directors of New Valley (including Mr. LeBow), in their capacities as such, might be deemed to be beneficial owners of the Securities and share the voting and dispositive powers with regard to the Securities. Neither the filing of this Schedule nor any of its contents shall be construed as an admission that the directors of New Valley are beneficial owners of any of the Securities, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.




                               Page 9 of 17 Pages

           (c) From August 4, 1998 to September 25, 1998, New Valley purchased in the open market on NASDAQ 609,015 shares of Common Stock as described in Exhibit C, which is attached hereto and incorporated herein by reference. From July 20, 1998 to August 6, 1998, Mr. LeBow purchased in the open market on NASDAQ 25,000 shares of Common Stock as described in Exhibit C.

           (d) No persons other than New Valley and Mr. LeBow have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

           (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           See Item 3 with respect to the margin loan.

ITEM 7.    Material to be Filed as Exhibits.

           The following documents are attached as exhibits to this Schedule. Such documents are summarized in this Schedule, but the summaries are not complete and are qualified in their entirety by reference to the entire documents attached hereto.

Exhibit A: Executive Officers and Directors of the Reporting Persons.

Exhibit B: Form of Margin Agreement dated September 12, 1995, between Alki and
           Bear Stearns & Co. (incorporated by reference to Exhibit 2 in the
           Schedule 13D filed by, among others, New Valley with the Securities and Exchange Commission on March 11, 1996, as amended, with respect to the common stock of RJR Nabisco Holdings Corp.).

Exhibit C: Transactions in the Common Stock in the past 60 days.

Exhibit D: Joint Filing Agreement among the Reporting Persons.




















                               Page 10 of 17 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 1998

                                      NEW VALLEY CORPORATION

                                      By:  /s/ Richard J. Lampen
                                           ---------------------------------
                                           Name:  Richard J. Lampen
                                           Title: Executive Vice President

                                      NEW VALLEY HOLDINGS, INC.

                                      By:  /s/ Richard J. Lampen
                                           ---------------------------------
                                           Name:  Richard J. Lampen
                                           Title: Executive Vice President


                                      BGLS INC.

                                      By:  /s/ Richard J. Lampen
                                           ---------------------------------
                                           Name:  Richard J. Lampen
                                           Title: Executive Vice President


                                      BROOKE GROUP LTD.

                                      By:  /s/ Richard J. Lampen
                                           ---------------------------------
                                           Name:  Richard J. Lampen
                                           Title: Executive Vice President


                                           /s/ Bennett S. Lebow
                                           ---------------------------------
                                           Bennett S. LeBow












                               Page 11 of 17 Pages

                                                                       EXHIBIT A
                                                                       ---------


           EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS:

         The names, present principal occupations or employment and business addresses of the executive officers and directors of each of the Reporting Persons are set forth below. If no address is given, the executive officer's or director's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person.




BROOKE GROUP LTD.:

NAME:                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; BUSINESS ADDRESS:
-----                           -------------------------------------------------------------

Bennett S. LeBow                Chairman of the Board, President and Chief Executive Officer

Richard J. Lampen               Executive Vice President

Joselynn D. Van Siclen          Vice President, Chief Financial Officer and Treasurer

Marc N. Bell                    Vice President, Secretary and General Counsel

Robert J. Eide                  Director; Secretary and Treasurer, Aegis Capital Corp. (a registered broker dealer), 70 E. Sunrise Hwy., Valley Stream, NY  11581

Jeffrey S. Podell               Director; Chairman of the Board and President, Newsote, Inc. (a privately-held holding company), 26 Jefferson St., Passaic, NJ  07055

Jean E. Sharpe                  Director; Private Investor, 462 Haines Road, Mt. Kisco, NY 10549



BGLS INC.:

NAME:                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; BUSINESS ADDRESS:
-----                           -------------------------------------------------------------

Bennett S. LeBow                Chairman of the Board, President and Chief Executive Officer

Richard J. Lampen               Executive Vice President

Joselynn D. Van Siclen          Vice President, Treasurer and Chief Financial Officer

Marc N. Bell                    Vice President, Secretary and General Counsel

Robert J. Eide                  Director; Secretary and Treasurer, Aegis Capital Corp., 70 E. Sunrise Hwy., Valley
                                Stream, NY 11581

Jeffrey S. Podell               Director; Chairman of the Board and President, Newsote, Inc., 26 Jefferson St.,
                                Passaic, NJ  07055


Jean E. Sharpe                  Director, Private Investor, 462 Haines Road, Mt. Kisco, NY 10549


                               Page 12 of 17 Pages



NEW VALLEY HOLDINGS, INC.:

NAME:                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; BUSINESS ADDRESS:
-----                           -------------------------------------------------------------

Bennett S. LeBow                Chairman of the Board, President and Chief Executive Officer

Richard J. Lampen               Executive Vice President

Joselynn D. Van Siclen          Vice President, Treasurer and Chief Financial Officer

Marc N. Bell                    Vice President, Secretary and General Counsel

Robert J. Eide                  Director; Secretary and Treasurer, Aegis Capital Corp., 70 E. Sunrise Hwy., Valley
                                Stream, NY 11581

Jeffrey S. Podell               Director; Chairman of the Board and President, Newsote, Inc., 26 Jefferson St.,
                                Passaic, NJ 07055



NEW VALLEY CORPORATION:

NAME:                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; BUSINESS ADDRESS:
-----                           -------------------------------------------------------------

Bennett S. LeBow                Chairman of the Board and Chief Executive Officer

Howard M. Lorber                Director, President and Chief Operating Officer

Richard J. Lampen               Director, Executive Vice President and General Counsel

J. Bryant Kirkland III          Vice President, Treasurer and Chief Financial Officer

Marc N. Bell                    Vice President, Secretary and Associate General Counsel

Henry C. Beinstein              Director; Executive Director, Schulte Roth & Zabel LLP (a law firm), 900 Third
                                Avenue, New York, NY 10022

Arnold I. Burns                 Director; Partner, Proskauer Rose L.P. (a law firm), 1585 Broadway, 23rd Floor, New
                                York, NY 10036

Ronald J. Kramer                Director;  Chairman and Chief Executive Officer of Ladenburg Thalmann Group Inc. (an
                                investment bank), 590 Madison Avenue, New York, NY  10022

Barry W. Ridings                Director;  Managing Director, BT Alex. Brown Incorporated (an investment bank), 1290
                                Avenue of the Americas, 10th Floor, New York, NY  10104



                               Page 13 of 17 Pages

                                                                       EXHIBIT C
                                                                       ---------

         TRANSACTIONS IN THE COMMON STOCK IN THE PAST 60 DAYS:

                                                              No. of Shares                     Price Per
 Name (1)                                Date                   Purchased                        Share(2)
 ----                                    ----                ---------------                    ---------
New Valley                              8/4/98                     1,000                          1.9688
                                                                  27,400                          2.0000
                                                                  ------
                                                                  28,400

New Valley                              8/5/98                    54,790                          2.0000

New Valley                              8/6/98                    11,400                          2.2500
                                                                   3,500                          2.2813
                                                                   7,800                          2.3125
                                                                 -------
                                                                  22,700

New Valley                              8/7/98                     7,975                          2.5000

New Valley                             8/11/98                     1,000                          2.5000

New Valley                             8/12/98                       200                          2.5000
                                                                  50,000                          2.6250
                                                                  ------
                                                                  50,200

New Valley                             8/13/98                     9,900                          2.5000

New Valley                             8/14/98                    25,000                          2.3750

New Valley                             8/17/98                    50,000                          2.2500

New Valley                             8/18/98                     1,800                          2.2188
                                                                  10,000                          2.4063
                                                                   1,500                          2.4375
                                                                 -------
                                                                  13,300


New Valley                             8/19/98                     9,500                          2.3750

New Valley                             8/20/98                       400                          2.4063
                                                                   4,900                          2.4375
                                                                   -----
                                                                   5,300

New Valley                             8/21/98                     1,000                          2.3125
                                                                   1,000                          2.3750
                                                                   -----
                                                                   2,000

New Valley                             8/24/98                     6,600                          2.3750





                               Page 14 of 17 Pages



New Valley                             8/25/98                     1,000                          2.4063
                                                                  22,200                          2.4375
                                                                  ------
                                                                  23,200

New Valley                             8/27/98                     1,000                          2.1875
                                                                  10,000                          2.2500
                                                                  ------
                                                                  11,000

New Valley                             8/31/98                       800                          2.3125
                                                                  45,300                          2.3750
                                                                  ------
                                                                  46,100

New Valley                              9/1/98                       700                          2.2500
                                                                  49,300                          2.3750
                                                                  ------
                                                                  50,000

New Valley                              9/2/98                     9,100                          2.1875
                                                                  15,900                          2.2500
                                                                  ------
                                                                  25,000

New Valley                              9/3/98                     1,500                          2.0625
                                                                  10,600                          2.1250
                                                                  ------
                                                                  12,100

New Valley                              9/4/98                     2,900                          2.0313
                                                                  28,100                          2.0625
                                                                   5,000                          2.0938
                                                                   2,300                          2.1250
                                                                 -------
                                                                  38,300

New Valley                              9/8/98                     2,300                          2.0000
                                                                  11,500                          2.0625
                                                                   3,700                          2.1250
                                                                 -------
                                                                  17,500

New Valley                              9/9/98                     1,000                          2.1875
                                                                   1,800                          2.2500
                                                                   2,000                          2.3125
                                                                   -----
                                                                   4,800

New Valley                             9/10/98                     2,000                          2.1250
                                                                   1,000                          2.1875
                                                                  10,500                          2.2500
                                                                  ------
                                                                  13,500

New Valley                             9/11/98                     4,800                          2.3125

New Valley                             9/14/98                     1,000                          2.3125
                                                                  12,500                          2.3750
                                                                   7,000                          2.4375
                                                                  ------
                                                                  20,500

New Valley                             9/15/98                     1,500                          2.3125
                                                                   3,750                          2.3750
                                                                   -----
                                                                   5,250



                               Page 15 of 17 Pages


New Valley                             9/16/98                     5,000                          2.3750

New Valley                             9/22/98                     2,000                          2.3125
                                                                  21,600                          2.3750
                                                                  ------
                                                                  23,600

New Valley                             9/23/98                     5,000                          2.2500
                                                                   6,700                          2.3125
                                                                  ------
                                                                  11,700

New Valley                             9/25/98                    10,000                          2.3125

Bennett S. LeBow                       7/20/98                     5,000                          3.2500

Bennett S. LeBow                       7/23/98                    10,000                          2.7500

Bennett S. LeBow                        8/6/98                     2,000                          2.1250
                                                                   1,000                          2.1875
                                                                   1,000                          2.2500
                                                                   3,200                          2.3250
                                                                   2,800                          2.3750
                                                                 -------
                                                                  10,000

------------------------------

(1) With respect to New Valley, includes shares purchased by Alki.

(2) Excludes brokerage commissions.






































                               Page 16 of 17 Pages

                                                                       EXHIBIT D
                                                                       ---------

                             JOINT FILING AGREEMENT

         New Valley Corporation, New Valley Holdings, Inc., BGLS Inc., Brooke Group Ltd. and Bennett S. LeBow, each hereby agrees, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, that the
Schedule 13D filed herewith, and any amendment thereto, relating to the shares of Common Stock, $.0001 par value per share, and associated Preferred Share Purchase Rights of Red Brick Systems, Inc. are, and will be, filed jointly on behalf of such person. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Schedule.

Dated: September 29, 1998             NEW VALLEY CORPORATION


                                      By:  /s/ Richard J. Lampen
                                           ---------------------------------
                                           Name:  Richard J. Lampen
                                           Title: Executive Vice President


                                      NEW VALLEY HOLDINGS, INC.


                                      By:  /s/ Richard J. Lampen
                                           ---------------------------------
                                           Name:  Richard J. Lampen
                                           Title: Executive Vice President


                                      BGLS INC.


                                      By:  /s/ Richard J. Lampen
                                           ---------------------------------
                                           Name:  Richard J. Lampen
                                           Title: Executive Vice President


                                      BROOKE GROUP LTD.


                                      By:  /s/ Richard J. Lampen
                                           ---------------------------------
                                           Name:  Richard J. Lampen
                                           Title: Executive Vice President



                                           /s/ Bennett S. Lebow
                                           ---------------------------------
                                           Bennett S. LeBow





                               Page 17 of 17 Pages